Annex I

Information Statement

SRI/SURGICAL EXPRESS, INC.

12425 Race Track Road

Tampa, Florida 33626

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about June 13, 2012 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.001 per share (the “Common Stock”), of SRI/Surgical Express, Inc., a Florida corporation ( “SRI”). In this document, references to the “Company,” “we,” “us,” and “our” refer to SRI. Capitalized terms used and not otherwise defined in this Information Statement will have the meanings set forth in the Schedule 14D-9.

The Schedule 14D-9 relates to the tender offer by SHM Acquisition, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of Synergy Health US Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 13, 2012, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock of SRI, and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, at a price of $3.70 per Share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to SRI’s Board of Directors (the “SRI Board” or our “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 6, 2012 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc, a public limited company incorporated in England and Wales and indirect parent of Parent (“Synergy Health”).

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and SRI assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the shareholders of SRI. Each Share has one vote. As of June 6, 2012, there were 6,503,128 Shares issued and outstanding.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, upon the time Purchaser accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer, Purchaser will be entitled to designate, from time to time, to serve on the SRI Board such number of directors (the “Designees”) as will give Purchaser representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the SRI Board (giving effect to the directors elected or appointed pursuant to the right of Purchaser described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent, Purchaser and their affiliates bears to (B) the number of Shares then outstanding. SRI has agreed to take all action requested by Parent reasonably necessary to cause the Designees to be elected or appointed to the SRI Board, including obtaining resignations of incumbent directors and increasing the size of the SRI Board. The Merger Agreement provides that, in the event the Designees are elected or appointed to the SRI Board, until the Effective Time, Parent and SRI will use their reasonable best efforts to cause the SRI Board to have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable NASDAQ Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of the Designees to the SRI Board pursuant to the terms of the Merger Agreement and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for SRI to consent: (i) to amend or terminate the Merger Agreement, (ii) to extend the time for the performance of any of the obligations of Parent or Purchaser, (iii) to waive compliance with any of the agreements of Parent or Purchaser or conditions contained in the Merger Agreement for the benefit of SRI, (iv) to amend SRI’s articles of incorporation or bylaws, (v) to take any action that would prevent or materially delay the consummation of the Merger or (vi) to make any other determination with respect to any action to be taken or not taken by or on behalf of SRI or the SRI Board relating to the Merger Agreement or the Transactions, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, SRI’s shareholders (other than Parent or Purchaser).

Purchaser’s Designees to the SRI Board

The Purchaser has informed the Company that it will choose the Designees from the list of persons set forth below. The below table, prepared with information furnished to SRI by the Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as a Designee, the name, business address, telephone number, age of the individual as of June 13, 2012, present principal occupation with Synergy Health and employment history during the past five years. Parent and the Purchaser have informed SRI that each individual has consented to act as a director of SRI, if so appointed or elected. Each individual set forth in the table below is a citizen of the Britain, other than Mr. Richard Steeves, who is a citizen of Canada and Mr. Glenn Thibault, who is a citizen of the United States. If necessary, Purchaser may choose additional or other Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

None of the Designees currently is a director of, or holds any position with, SRI. Parent has informed us that, to its knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire equity securities of SRI, has a familial relationship with any director or executive officer of SRI or has been involved in any transactions with SRI or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent and the Purchaser have each advised SRI that, to its knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (other than traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. In addition, to the knowledge of Parent and the Purchaser, none of such individuals, and no associate of any such individuals, is a party adverse to SRI or any of its subsidiaries in any proceeding or has a material interest adverse to SRI or any of its subsidiaries.

Name	Business Address	Age	Current Principal Occupation or Employment and Five-Year Employment History
Richard Martin Steeves	Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom 011-44-1793-891-880	50	Chief Executive Officer

Gavin Hill	Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom 011-44-1793-891-880	44	Group Finance Director since 2010; prior thereto, Corporate Finance Director, Serco Group plc from 2007

Jonathan Turner	Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom 011-44-1793-891-880	33	Head of Tax & Treasury since 2010; prior thereto, Senior Tax Manager, Ernst & Young LLP from 2003

Glenn Thibault	93333 Genesee Avenue Suite 110 San Diego, CA, 92121 303-325-7686	46	Chief Executive Officer, Synergy Health Americas since 2011; prior thereto, Chief Executive Officer, BeamOne, LLC

Tim Mason	Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom 011-44-1793-891-880	54	Company Secretary, since 2009; prior thereto, Executive Director and Company Secretary, Compass Group UK and Ireland Limited between 2001 to 2008

It is expected that the Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than July 12, 2012, and that, upon assuming office, the Designees will thereafter constitute at least a majority of the SRI Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Our bylaws provide that our Board shall consist of seven members. Each director is serving a staggered three-year term, expiring on the date of our Annual Meeting of Shareholders on the three-year anniversary of the commencement of the term, unless sooner terminated due to resignation, death or other earlier termination.

Certain information with respect to our directors and executive officers was furnished in part by each such person.

Name	Age	First Elected	Position(s) Held with the Company
James T. Boosales	69	1994	Member of Compensation Committee and Audit Committee

Charles T. Orsatti	68	2004	Member of Compensation Committee and Nominating and Governance Committee

James M. Emanuel	63	1996	Member of Audit Committee and Nominating and Governance Committee

Charles W. Federico	63	2006	Chairman of the Board of Directors; Member of Compensation Committee and Nominating and Governance Committee

Michael D. Israel	58	2009	Member of Audit Committee

Wayne R. Peterson	60	1994	Director

Gerald Woodard	65	2007	Director; Chief Executive Officer

Mark R. Faris	45	2007	Vice President, Chief Financial Officer and Secretary

William J. Braun	57	2009	Senior Vice President of Operations and Quality Assurance

David J. McGuire	46	1994	Senior Vice President of Sales

James T. Boosales served as our Executive Vice President and Chief Financial Officer from 1994 until August 2002, and as our Executive Vice President until he retired on December 31, 2002. He has been a director since our inception in 1994, and served as a consultant to us from the date of his retirement through December 31, 2003. He served as President, International, of Fisher-Price, Inc., a $200 million division of the toy and juvenile products company, from 1990 through 1993. Before joining Fisher-Price, Inc., Mr. Boosales served in several senior executive capacities with General Mills, Inc., including President, International, for Kenner Parker Toys, Inc./Tonka Corp. from 1985 to 1989, during and after its spin-off as a public company, and President of Foot-Joy, Inc. from 1982 to 1985. Mr. Boosales now engages in private investment activities.

Charles T. Orsatti has been a director since February 10, 2004. Mr. Orsatti is currently a director on the board of Biotronic NeuroMonitoring, a private company, and previously served on the board of AngioDynamics, Inc., a Nasdaq-listed medical device manufacturer through 2011. He also served as chairman and director of djOrthopedics, Inc., a NYSE-listed orthopedic sports medicine company, until November 2007. Since 1995, Mr. Orsatti has been Managing Partner of Fairfield Capital Partners, Inc., a private equity investment firm. Prior to 1995, Mr. Orsatti was Chairman and Chief Executive Officer of Fairfield Medical Products Corporation, a manufacturer of critical care products. From 1998 to 2007, Mr. Orsatti was a senior consultant to J.P. Morgan Partners and was appointed the Managing Partner of a large investment fund focused on acquisitions in the orthopedic healthcare segment. From 1983 to 1986, he was Chief Executive Officer of Coloplast, Inc., a manufacturer of single use products and then served as Chief Operating Officer and President of two medical divisions of British Oxygen Corporation. Mr. Orsatti began his career with the medical products division of Air Products and Chemicals, Inc. and subsequently worked for the Critikon Division of Johnson & Johnson. He also served as a Captain in the United States Army.

James M. Emanuel has been a director since May 2, 1996. Between January 1984 and June 1997, he served as the Chief Financial Officer of Lincare, Inc., a national provider of respiratory therapy services for patients with pulmonary disorders. He also served as the Chief Financial Officer and a director of Lincare Holdings, Inc. between November 1990 and June 1997. Mr. Emanuel also is a director of Aurora Diagnostics, Inc., a privately held company. Mr. Emanuel also served as a director of Anesthetix Holdings, LLC, a privately held company, until the company was sold on December 31, 2009 and Senior Home Care, Inc., a privately held company until the company was sold on March 31, 2006. Mr. Emanuel has engaged in consulting and private investment activities since his retirement from Lincare Holdings, Inc. in June 1997.

Charles W. Federico has been a director since June 27, 2006, and has been Chairman of our Board since May 24, 2007. Mr. Federico was a director of Orthofix International N.V. from 1996 to 2010, and served as its Group President and Chief Executive Officer. He served as President of Orthofix Inc. from 1996 to 2002. From 1985 to 1996, Mr. Federico was the President of Smith & Nephew Endoscopy. From 1981 to 1985, Mr. Federico served as Vice President of Dyonics, initially as Director of Marketing and subsequently as General Manager. Previously he held management and marketing positions with General Foods, Air Products Corporation, Puritan Bennett Corporation and LSE Corporation. Mr. Federico currently is a director of Mako Surgical Corporation and BioMimetic Therapeutics. Inc. Mr. Federico also sits on the Board of Trustees of the Orthopaedic Research and Education Foundation, and previously was a Founding Trustee and board member of the American Sports Medicine Institute. He is also a trustee of SBES (Virginia Tech – Wake Forest University Biomedical School).

Michael D. Israel has been a director since May 21, 2009. Mr. Israel is currently the President and CEO of Westchester Medical Center. Mr. Israel previously provided varying degrees of executive level leadership to high quality organizations such as North Shore-LIJ Health System, St. Luke’s Episcopal/Texas Heart Institute, and Duke University Health System, and has 35 years of experience in the healthcare industry. Mr. Israel is also a trustee of the New York Medical College of Valhalla, New York.

Wayne R. Peterson served as our Executive Vice President from 1994 and our Chief Operating Officer from May 2001, in each case until his retirement on December 31, 2002. Mr. Peterson has been a director since 1994 and served as a consultant to us from January 1, 2003 until December 31, 2003, and from March 2006 until May 1, 2009. In 1991, Mr. Peterson co-founded our predecessor, Amsco Sterile Recoveries, Inc., and served as Vice President until we acquired Amsco Sterile Recoveries in 1994. Before joining Amsco Sterile Recoveries, Mr. Peterson was President of Agora Development, Inc., a real estate development company. He now engages in private investment activities.

Gerald Woodard has been a director and our Chief Executive Officer since December 31, 2007. Mr. Woodard has served in executive and management positions with healthcare companies since 1986. Prior to joining SRI, Mr. Woodard served as the President of the Linvatec subsidiary of ConMed Corporation since 2000. ConMed Linvatec is a supplier of orthopedic and sports medicine products, endoscopic imaging systems, and various operating room and critical care products. From 1998 to 2000, Mr. Woodard was President of the Elekta Holdings subsidiary of Elekta AB, a manufacturer of stereotactic radiosurgery systems and radiation therapy systems. From 1994 to 1998, Mr. Woodard worked with Marquette Medical Systems, Inc., where he most recently was President of its Monitoring and Information Systems Division.

Mark R. Faris has been an employee of SRI since February 2007. He is currently our Vice President, Chief Financial Officer and Secretary, having previously served as Controller and Vice President until December 23, 2009. Before joining us, Mr. Faris served as Director of Treasury for WellCare Health Plans, Inc. from 2005 to 2007 and as Director of Finance and Controller of Regeneration Technologies, Inc. from 2003 to 2005. Mr. Faris served as an audit senior manager with PricewaterhouseCoopers LLP where he began his career in 1991. Mr. Faris is a certified public accountant.

William J. Braun joined us in March 2009 as Senior Vice President of Operations. Previously, Mr. Braun was with Invacare Corporation beginning in 2005, most recently as the Vice President of Corporate Quality and Regulatory and prior to that, Vice President of North American Operations. From 2000 to 2005, Mr. Braun served as the Director of Manufacturing Operations in Mexico and South America for Tyco Electronics.

David J. McGuire has been an employee of SRI since its incorporation in September 1994. He is currently our Senior Vice President of Sales. He served as our Senior Vice President of Strategic Sourcing from January 2006 until March 2008. Prior to January 2006, Mr. McGuire served in various sales and operational positions at SRI, including as the general manager of our largest reprocessing facility.

SEC Settlement

The Securities and Exchange Commission (the “SEC”) approved a settlement in July 2003 arising from its investigation of our accounting for transactions underlying a restatement of our financial results for the third quarter of 2001. SRI, James T. Boosales, and Wayne R. Peterson consented to an administrative cease and desist order regarding books and records, internal controls, and reporting provisions of the Exchange Act. The SEC did not assess penalties or make any finding of fraud by SRI or the individuals. Messrs. Boosales and Peterson retired as officers in December 2002 and serve on our Board.

CORPORATE GOVERNANCE

General Information About Our Board and Corporate Governance

Our policies and practices comply with existing listing standards of The NASDAQ Stock Market LLC (“NASDAQ”) and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

•

Our Board of Directors has determined that five of our seven directors are independent under the listing standards of NASDAQ as of the date of this Information Statement, and six of seven of our directors are non-employee directors;

•	The non-employee members of our Board meet regularly without the presence of management;

•	Our Board has a standing Compensation Committee, Audit Committee, and Nominating and Governance Committee;

•	Our Board has determined that each member of the Compensation Committee, the Audit Committee and the Nominating and Governance Committee is independent under the listing standards of NASDAQ;

•	The Audit Committee meets with management and the auditors to receive information concerning the design and operation of internal controls;

•	Grant Thornton LLP, our independent accounting firm, reports directly to the Audit Committee; and

•

On the recommendation of the Audit Committee, our Board has adopted an Amended and Restated Code of Business Conduct and Ethics for our directors, officers and employees, and a compliance policy to allow for confidential and anonymous reporting of suspected or known violations of these policies.

Our Board has adopted written charters for its Audit Committee, Compensation Committee, and Nominating and Governance Committee that clearly establish their respective roles and responsibilities. Each charter provides that the respective committee is authorized to obtain advice and independently seek assistance from outside advisors.

We maintain a corporate governance page on our website, which includes key information about our corporate governance practices, including the charters for the Audit Committee, Compensation Committee, and Nominating and Governance Committee, as well as our Amended and Restated Code of Business Conduct and Ethics. Amendments to, and waivers from, our Amended and Restated Code of Business Conduct and Ethics will be published on our corporate governance page, as required under SEC rules. The corporate governance page can be found at http://www.srisurgical.com by clicking on “About Us,” “Investors” then “Corporate Governance.”

Board Composition

Our Nominating and Governance Committee is responsible for evaluating the composition of our Board and leading the search for qualified individuals for election as directors. To fulfill this responsibility, the Nominating and Governance Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of our Board and works with management in attracting candidates with those qualifications. Appropriate criteria for Board membership include the following:

•	Directors should be individuals of high integrity, independence and substantial accomplishments;

•	Directors should have demonstrated leadership ability and the ability to exercise sound business judgment; and

•	The background and experience of directors should be in areas important to the Company, such as business, finance, operations, healthcare and distribution industry experience.

In identifying potential director candidates, the Nominating and Governance Committee endeavors to identify candidates with a diversity that reflects the Company’s customers and the communities in which the Company operates.

We believe that each of our directors possesses the key attributes above, and the experiences, qualifications and skills below that we have determined are important in light of SRI’s business and structure.

James T. Boosales

•	Leadership and financial experience as our former Executive Vice President and Chief Financial Officer

•

Global business experience as President, International of Fisher-Price, Inc. and for Kenner Parker Toys, Inc./Tonka Corp. Over 16 years of financial, marketing and general management experience with several General Mills, Inc. companies, including Foot-Joy, Inc. and Parker Brothers.

James M. Emanuel

•

Approximately 36 years of industry and financial and accounting business experience, including as Chief Financial Officer of national healthcare services company, Lincare, Inc. and Lincare Holdings, Inc.

•

Outside board experience as a director and Audit Committee Chairman of three private companies in the healthcare industry: Aurora Diagnostics, Inc., Senior Home Care, Inc. and Anesthetix Holdings, LLC. Also was a board member of a national healthcare holding company, Lincare Holdings, Inc.

Charles W. Federico

•	Leadership experience as Group President and Chief Executive Officer of OrthoFix International N.V., as well as President of Smith & Nephew Endoscopy (formerly Dyonics)

•

Business, industry and marketing experience as Director of Marketing and General Manager of Dyonics and other marketing and management positions with General Foods, Air Products Corporation, Puritan Bennett Corporation and LSE Corporation

•	Outside board experience as a director of public and private companies in the health care industry

•	Affiliation with leading healthcare associations (as trustee of the Orthopaedic Research and Education Foundation and American Sports Medicine Institute)

Michael D. Israel

•	Leadership position as President and Chief Executive Officer of Westchester Medical Center

•	Industry experience as a member of executive leadership team for major health systems

Charles T. Orsatti

•	Approximately 40 years of business experience in healthcare industry

•	Private equity management experience as managing partner of Fairfield Capital Partners, Inc., a fund focused on the healthcare industry

•

Outside board committee experience as a director of djOrthopedics, Inc., a NYSE-listed orthopedic sports medicine company (until its sale in November 2007), AngioDynamics, Inc., a NASDAQ-listed medical device manufacturer (until late 2011) and Biotronic NeuroMonitoring, a private healthcare company

Wayne R. Peterson

•	Leadership and operating experience as our former Chief Operating Officer

•	Industry experience as co-founder of our predecessor, Amsco Sterile Recoveries, Inc.

Gerald Woodard

•	Leadership experience as President of Linvatec subsidiary of ConMed Corporation and Elekta Holdings

•	Role as our Chief Executive Officer since January 2008

Board Leadership Structure and Role in Risk Oversight

We currently have an independent Chairman of our Board separate from our Chief Executive Officer. Our Board believes it is important to maintain flexibility in its board leadership structure depending on our needs at the time, but firmly supports having an independent director in a board leadership position at all times. The Chairman provides independent leadership of our Board. Having an independent Chairman or lead director enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The Chairman also serves as a liaison between our Board and senior management. Our Board has determined that the current structure, a Chairman, separate from our Chief Executive Officer, is the most appropriate structure at this time. Our Board is responsible for risk oversight.

Our Board has asked our Audit Committee to work with management to identify key risks and develop and maintain strategies to address them. Management and the Audit Committee regularly reports to our Board regarding these efforts.

Board Meetings

Our Board held nine meetings, including regularly scheduled and special meetings, during 2011. During 2011, no director attended fewer than 75% of the meetings of our Board or fewer than 75% of the meetings of any standing committee of our Board of which he was a member. We invite our Board to our Annual Meeting of Shareholders, but do not require them to attend. Last year, all of the directors except Charles Orsatti attended our 2011 Annual Meeting of Shareholders.

Board Committees

Our Board has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. Our Board has adopted written charters for its Audit Committee, Compensation Committee, and

Nominating and Governance Committee that clearly establish their respective roles and responsibilities. Each charter provides that the respective committee is authorized to obtain advice and independently seek assistance from outside advisors.

Compensation Committee. The Compensation Committee, which currently consists of Messrs. Boosales (chair), Federico, and Orsatti, assists our Board in making decisions regarding specific compensation plans, salaries, bonuses, and other benefits payable to our executive officers. Our Board has determined that each member of the Compensation Committee is independent under the listing standards of NASDAQ. The Compensation Committee held four meetings during 2011.

The processes and procedures for the consideration and determination of executive compensation are as follows:

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The Compensation Committee determines cash compensation for our current executive officers with the benefit of a review by our Board and input from the Chief Executive Officer regarding compensation of other executive officers.

•	Our Board approves equity awards for our executive officers with the benefit of recommendations from the Compensation Committee.

•

In establishing compensation for newly engaged executives, our Board considers recommendations of the Compensation Committee and the executive search firms that assist in recruiting our executives. The Compensation Committee annually gathers and reviews publicly available compensation-related data of similarly situated companies in making its recommendations to our Board.

Our Board has approved a written charter for the Compensation Committee, which the committee reviews annually and updates as appropriate.

Audit Committee. The Audit Committee currently consists of Messrs. Emanuel (chair), Boosales, and Israel. Our Board has determined that each member of the Audit Committee is independent under the listing standards of NASDAQ, and Messrs. Emanuel and Boosales of the Audit Committee are “audit committee financial experts,” as that term is defined by the SEC.

Among other things, the Audit Committee selects and retains (subject to our shareholders’ approval) the independent auditors, sets the independent auditors’ compensation, reviews and evaluates the results and scope of the audit and other services provided by our independent auditors, reviews reports from management, legal counsel, and third parties relating to legal compliance, and establishes procedures for receipt and treatment of confidential, anonymous submissions by our employees of concerns regarding accounting, auditing, and internal controls matters.

Our Board has approved a written charter for the Audit Committee, which the committee reviews annually and updates as appropriate. During 2011, the Audit Committee held four meetings.

Nominating and Governance Committee. Our Nominating and Governance Committee, which consists of Messrs. Orsatti (chair), Emanuel, and Federico, provides assistance to our Board in (i) identifying and recommending qualified director nominees; (ii) evaluating the performance and effectiveness of the Board and its committees; (iii) evaluating and recommending corporate governance guidelines and practices; and (iv) administering our Related Party Transaction Policies and Procedures. The Nominating and Governance Committee may, in its sole discretion, engage director search firms and may consult with outside advisors to assist it in carrying out its duties to the Company. The Nominating and Governance Committee has the sole authority to approve the fees and other retention terms with respect to any such firms. Our Board has determined that each member of the Nominating and Governance Committee is independent under the listing standards of NASDAQ.

The Nominating and Governance Committee considers candidates for directors suggested by our shareholders, provided that the recommendations are made in accordance with the procedures required under applicable law and described in this Information Statement under the heading “Director Nomination Process.”

Our Board has approved a written charter for the Nominating and Governance Committee, which the Committee reviews annually and updates as appropriate. The Nominating and Governance Committee held three meetings during 2011.

Director Nomination Process

Any shareholder that wishes to submit a name of a candidate for our Board for consideration by the Nominating and Governance Committee should do so in writing, addressed to Secretary of the Company at our principal executive offices at 12425 Race Track Road, Tampa, Florida 33626. The Secretary of the Company will forward all recommendations to the Nominating and Governance Committee. Each recommendation made by a shareholder should include information about the shareholder making the recommendation the following information about the nominee:

Any nomination of a director must contain the following information about the nominee:

•	name, age, and business and residence addresses;

•	principal occupation or employment;

•	the number of Shares beneficially owned by the nominee;

•	the information that would be required under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such nominee as a director; and

•	a signed consent of the nominee to serve as a director of the Company, if elected.

A shareholder who desires to nominate a director for election to our Board directly should see the other requirements set forth in our bylaws and described under the caption “Requirements to Submit Proxy Proposals and Director Nominations” in our Proxy Statement filed on April 6, 2012.

Indemnification

We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party to by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under applicable law and our bylaws.

Related Party Transactions Policies and Procedures

On July 31, 2007, our Board adopted written related party transaction policies and procedures (the “Policy”). For purposes of the Policy, “related party transactions” include transactions that involve more than $50,000 in any calendar year in which the Company is a participant and any related party has a direct or indirect interest, and “related party” includes our officers, directors or five percent shareholders and their immediate family members.

Except as described below, the Nominating and Governance Committee (excluding any interested director) (the “Committee”) will review the material facts of all related party transactions. The Committee will either approve or disapprove of the entry into the related party transaction after taking into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. If advance Committee approval of a related party transaction is not feasible, the Committee will consider, and if it deems appropriate, ratify the transaction at the Committee’s next regularly scheduled meeting.

The following related party transactions are deemed to be pre-approved or ratified by the Committee (subject to the specific requirements and limitations set forth in the Policy):

(a)	employment arrangements with our executive officers;

(b)	compensation arrangements with our directors;

(c)	transactions with companies affiliated with related parties if the amount involved does not exceed the greater of $50,000 or two percent of the Company’s total annual revenues;

(d)	charitable contributions that do not exceed the lesser of $50,000 or two percent of the charitable organization’s total annual receipts;

(e)	transactions pursuant to which all of our shareholders receive proportional benefits;

(f)	transactions involving competitive bids;

(g)	regulated transactions; and

(h)	banking transactions.

Under the Policy, the Committee may establish guidelines for our management to follow in its ongoing dealings with related parties. The Committee will review and assess, at least annually, the appropriateness of ongoing related party relationships and will confirm compliance with any guidelines.

Communications with the Directors

You may communicate with any of our directors or with all directors as a group by sending communications by regular mail to: SRI/Surgical Express, Inc., c/o Chairman of the Board of Directors, 12425 Race Track Road, Tampa, Florida 33626.

Communications are distributed to our Board, or to any individual director or directors as appropriate, depending on the content of the communication. Members of our Board have requested that certain items that are unrelated to their duties and responsibilities be excluded, such as spam, junk mail and mass mailings, product or service complaints, resumés and other forms of job inquiries, and business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any excluded communication will be made available to any outside director upon request. The procedures regarding distribution of shareholder communications to the Board have been approved by a majority of independent directors.

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee are independent under the listing standards of NASDAQ. Our Compensation Committee is currently composed of Messrs. Boosales (chair), Federico, and Orsatti. A member of the Compensation Committee, James T. Boosales, was formerly an officer and an employee of the Company. No interlocking relationship exists between our Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

DIRECTOR COMPENSATION

Each of our non-employee directors receives $1,000 to attend each meeting of our Board and each of its standing committees, and a quarterly retainer of $6,000 under our Non-Employee Directors’ Compensation Plan. Each chair of our Board and its committees below receives the following amounts for that service:

Chair of:	Annual Fee
Board of Directors	$5,000
Audit Committee	$4,000
Compensation Committee	$3,000
Nominating and Governance Committee	$3,000

Historically, each non-employee director has also been granted annually options to purchase 7,500 Shares as of the date of our Annual Meeting of Shareholders. Those options vest ratably over a term of three years, have an exercise price equal to the fair market value of the Shares on the date of grant, and expire ten years after the date of grant. We did not grant any such options in connection with our 2012 Annual Meeting of Shareholders.

The following table shows the compensation information for fiscal year 2011 for our non-employee directors:

2011 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)		Total ($)
(a)	(b)	(d)	(g)		(h)
James T. Boosales	$48,000	$34,875	$182	(2)	$82,875
James M. Emanuel	$35,000	$34,875	$5,945	(2)	$75,470
Charles W. Federico	$36,750	$34,875	—		$71,625
Michael D. Israel	$26,000	$34,875	—		$60,875
Charles T. Orsatti	$35,250	$34,875	—		$70,125
Wayne R. Peterson	$26,000	$34,875	$7,750	(2)	$68,148

(1)	The amounts in column (d) represent the grant date fair value of equity awards computed in accordance with FASB ASC Topic 718 for option awards granted to each non-employee director in 2011. The aggregate number of outstanding option awards held by each non-employee director as of December 31, 2011 is set forth below:

James T. Boosales	57,000 Shares
James M. Emanuel	84,000 Shares
Charles W. Federico	65,000 Shares
Michael D. Israel	42,500 Shares
Charles T. Orsatti	57,000 Shares
Wayne R. Peterson	57,000 Shares

(2)	This amount represents the dollar value of insurance premiums paid by the Company with respect to health insurance.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee of our Board (the “Compensation Committee”) is responsible for establishing and implementing executive compensation arrangements designed to recruit and retain executives. The Compensation Committee periodically reviews these arrangements for consistency with our compensation philosophy and objectives and with the goal of making them more effective.

Philosophy and Objectives of Executive Compensation

In establishing executive compensation arrangements, we primarily seek to align our executives’ incentives with the interests of our shareholders in both the short and long term. We placed a relatively heavy emphasis on equity compensation as a percentage of total compensation to establish long-term incentives, although we do not have any rule for establishing the relative amounts of each component. We also structure our annual incentive cash compensation to motivate our executives to achieve business goals.

Setting Compensation

The Compensation Committee establishes compensation for newly engaged executives and determines cash compensation for our current executives with the benefit of a review by our Board and input from the Chief Executive Officer regarding compensation of other executives. Our Board and the Compensation Committee establishes objectives for Company performance-based cash incentive compensation for executives. Our Board approves equity awards for our executive officers with the benefit of recommendations from the Compensation Committee.

Historically, our Board, including the Compensation Committee, generally has relied on its members’ extensive general business and industry-specific knowledge and experience in determining executive compensation, and neither our Board nor the Compensation Committee have typically retained a compensation consultant. In establishing compensation for newly engaged executives, the Compensation Committee considers recommendations of the executive search firms that assisted in recruiting those executives. The Compensation Committee annually reviews compensation-related survey data through the Economic Research Institute and other publicly available information for similarly-sized companies operating in the same industries and regions, including local competitors, in determining cash compensation for our executive officers, establishing performance objectives and making its recommendations to our Board regarding future compensation decisions.

In 2009, the Compensation Committee retained Dean Group Consulting, LLC (“Dean”), to assist the Compensation Committee in analyzing the Company’s compensation programs and practices. Dean’s work included reviewing with the Compensation Committee a broad-based third-party market survey used by the Compensation Committee to gain a general understanding of current compensation practices. These services were obtained under an engagement fee structure. The 2009 engagement focused on the cash and equity compensation of our directors and executive officers in the form of both short-term and long-term incentives. During 2011, the Compensation Committee utilized the data provided by the Dean Group in conjunction with the data available through the Economic Research Institute as well as other publicly available information to guide executive compensation practices.

2011 Executive Compensation Components

For the 2011 fiscal year, the principal components of executive compensation for our executive officers were:

•	base salary;

•	performance-based cash incentive compensation;

•	long-term equity incentive compensation; and

•	retirement and other benefits.

Base Salary: We establish base salaries for each of our executive officers based on the executive officer’s position, responsibilities, experience, business judgment, and role in developing and implementing our overall business strategy, without applying a specific formula to weigh each of these factors. We review base salary levels annually and adjust them from time to time for market changes, promotions, performance, or other changes in job responsibilities. Generally, we believe base salaries paid to executive officers should be competitive with salaries paid to executive officers with similar positions and responsibilities at similar companies. The Compensation Committee periodically reviews regional and industry-specific compensation statistics, but it has not benchmarked our executives’ compensation levels against levels of any other companies or groups of companies.

In 2011, the Compensation Committee made a three percent adjustment to the base salaries of Messrs. Woodard and Braun, and made a one point nine percent adjustment to the base salary of Mr. McGuire. In making these adjustments, the Compensation Committee considered the absence of any adjustments in 2010 and the increase in local cost of living expenses since the last increase. The Compensation Committee increased Mr. Faris’ base salary for 2011 from $220,375 to $236,903 based on performance and to be more competitive with market levels of base salaries paid to executives with similar positions and responsibilities at similar companies.

Performance-Based Cash Compensation and Bonuses: We believe that our executive officers’ annual performance-based cash compensation should be contingent on the Company’s achieving quantitative financial performance targets, such as revenues, gross margin, profitability, and cash flow. Our Board establishes annual Company financial targets and the Compensation Committee reviews and approves the quantitative performance objectives for our executives. In 2011, the Compensation Committee established for each executive officer the target amount of annual performance-based compensation, which is based on a percentage of the executive’s base salary. The Compensation Committee evaluates performance of the Company and each executive officer and awards incentives in the first calendar quarter following the end of the fiscal year. If the Compensation Committee determines that the financial targets were not achieved, it may determine not to make any incentive cash payments to our executives.

The Compensation Committee determined in the first quarter of 2012 that the Company did not meet its 2011 financial performance targets, which included management’s budgeted revenues and net income. In 2011, the target awards of annual performance-based cash compensation ranged from 40% to 50% of the executive officers’ base salaries (see “2011 Grants of Plan-Based Awards” table below). The Compensation Committee determined that no performance-based cash payments would be payable to Messrs. Woodard, Faris, Braun or McGuire because the Company’s actual results were not within the range specified by the plan.

In September 2011, the Compensation Committee issued discretionary bonuses to Mr. Woodard of $50,000 and $15,000 to each Messrs. Faris, Braun and McGuire for their 2010 performance, even though the Company did not meets its 2010 financial performance targets, based on the Company’s progress in that year and in lieu of any equity awards.

Long-Term Stock Incentives: Our equity plans provide for grants to employees of stock options and restricted stock. We design our grants to executives to align a significant portion of our executive compensation with the long-term interests of our shareholders by providing an incentive that focuses attention on managing the Company from the perspective of an owner with an equity stake in our business. Awarded stock options have an exercise price equal to the fair market value of our Common Stock on the grant date. These stock options typically vest ratably over five years and expire ten years after the grant date. We believe stock option awards with vesting requirements encourage retention of our key employees and achievement of long-term performance goals.

We have adopted a policy pursuant to which the Compensation Committee will review and recommend all future stock option grants to our executive officers to the full Board for approval by the end of April each year. The option grants will be approved by our Board by the end of April each year and issued on the second full trading day after the Company’s quarterly earnings release for the prior fiscal year or our first quarter. In the case of a new hire or promotion, the Compensation Committee will also review and recommend any option grants to our Board of. The grant date of these options will be the first trading day of the month following the date of hire or promotion.

The Compensation Committee determined that no stock option grants would be issued to Messrs. Woodard, Faris, Braun or McGuire in 2011.

Retirement and Other Benefits: Our executive officers participate in our 401(k) plan and other benefits that are generally available to all employees. We do not provide retirement or other benefit plans established especially for executives or other key employees, except for the equity and incentive compensation arrangements described above.

Severance and Change in Control Arrangements

Messrs. Woodard, Faris, Braun and McGuire are entitled to receive portions of their annual base salaries and prorated bonuses as severance if they are terminated without cause or they terminate for good reason. We offered these terms to Mr. Woodard and Mr. Braun as part of their initial recruitment packages. We offered these terms to provide a sense of security for, and to help retain, Mr. McGuire in connection with the appointment of a new President and Chief Executive Officer in February 2005 and amended the terms of Mr. McGuire’s severance agreement on November 4, 2008 to make the severance amount payable thereunder the same amount payable to other executive officers. Similarly, to provide a sense of security for, and to help retain, Mr. Faris, we offered these terms to Mr. Faris in connection with his promotion to Vice President and Chief Financial Officer on December 23, 2009.

Our 2004 Stock Compensation Plan and 2009 Stock Compensation Plan provide that all grants under these plans vest in full on a change in control of the Company. In addition to their role in facilitating recruitment, we believe that these severance and change in control arrangements encourage retention.

We believe that these severance and change in control arrangements reflect market levels for comparable executives and are important to effectively recruit and retain key executives. For a more detailed discussion of these arrangements, see “Employment Agreements, Termination of Employment and Change-in-Control Arrangements” below.

Tax and Accounting Implications

Deductibility of Executive Compensation: The Company believes that compensation paid under its compensation plans will be fully deductible for federal income tax purposes under current rules.

Accounting for Stock-Based Compensation: Beginning on January 1, 2006, the Company began accounting for stock-based payments, including its stock option grants, in accordance with requirements of Accounting Standards Codification Topic 718, Compensation – Stock Compensation.

Summary of Executive Compensation

The following table shows the compensation information for fiscal years 2009, 2010 and 2011 for our named executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus	Option Awards ($) (1)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)		(d)	(f)	(i)		(j)

Gerald Woodard, Chief Executive Officer(2)	2011	$382,572		$50,000	-0-	$5,595	(3)	$438,167
	2010	$375,000		-0-	$209,250	$5,595	(3)	$589,845
	2009	$389,423	(A)	-0-	$46,500	$6,280	(3)	$442,203

Mark R. Faris, Vice President and Chief Financial Officer(4)	2011	$233,089		$15,000	-0-	$7,273	(3)	$255,362
	2010	$211,505		-0-	$122,740	$7,273	(3)	$341,518
	2009	$170,494	(A)	$20,000	$4,650	$8,263	(3)	$203,407

William J. Braun, Senior Vice President of Operations(5)	2011	$254,904		$15,000	-0-	$7,273	(3)	$277,176
	2010	$250,000		$30,000	$55,800	$7,273	(3)	$343,073
	2009	$192,308		-0-	$50,400	$38,771	(7)	$281,479

David J. McGuire, Senior Vice President of Sales(6)	2011	$286,876		$15,000	-0-	$7,273	(3)	$309,148
	2010	$241,630		-0-	$55,800	$7,273	(3)	$304,703
	2009	$260,007	(A)	-0-	$11,625	$8,263	(3)	$279,895

(A)	Contains twenty-seven pay periods, instead of the Company’s typical twenty-six pay periods, as 2009 was a 53-week year for the Company.
(1)	The amounts in column (f) reflect the grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. For a more detailed discussion of the assumptions used to determine the valuation of the option awards set forth in this column, please see the discussion of such valuation in Note J – Stock-Based Compensation of the financial statements in our 2012 Annual Report on Form 10-K filed with the SEC on March 26, 2012.
(2)	Mr. Woodard became our Chief Executive Officer on December 31, 2007.
(3)	This represents the dollar value of insurance premiums paid by the Company with respect to health insurance.
(4)	Mr. Faris served as our Vice President and Controller from February 2007 until his promotion to Vice President and Chief Financial Officer on December 23, 2009.
(5)	Mr. Braun became our Senior Vice President of Operations on March 30, 2009.
(6)	Mr. McGuire served as our Senior Vice President of Strategic Sourcing from January 2006 until his promotion to Senior Vice President of Sales on March 3, 2008.
(7)	This amount includes (i) the dollar value of insurance premiums paid by the Company with respect to health insurance of $8,263 and (ii) relocation expenses for Mr. Braun’s move of $30,508.

Employment Agreements, Termination of Employment and Change-in-Control Agreements

Employment and Retention Agreements

We have an employment agreement with Gerald Woodard, our Chief Executive Officer, and retention agreements with Mark R. Faris, our Vice President and Chief Financial Officer, William J. Braun, our Senior Vice President of Operations and David J. McGuire, our Senior Vice President of Sales.

Termination of Employment

According to the terms of his employment agreement, Mr. Woodard is entitled to receive upon termination for any reason other than for cause, death or disability (including by SRI without cause or by Mr. Woodard for good reason within one year of a change in control), his annual base salary and health insurance benefits for twelve months and a pro-rated cash award under our management incentive plan (as determined by our Board acting in good faith). Under his employment agreement, the consummation of the transactions contemplated in the Merger Agreement would constitute a change in control. The base salary component of the severance is payable in accordance with the Company’s then-current pay practices over the severance period following a termination and the pro-rated cash award is payable as a lump sum at such time that Mr. Woodard would have been entitled to receive any earned cash award for the year in which he is terminated if he had been employed on the last day of the year in which his employment is terminated. For purposes of Mr. Woodard’s employment agreement, “cause” generally includes the executive’s indictment, conviction or plea of no contest for a felony, violation of the employment agreement, failure to perform his duties, failure to cooperate with a governmental investigation, insubordination, incompetence, misconduct, unethical conduct or failure to comply with our policies. Under his employment agreement, Mr. Woodard is prohibited from competing with us during the two-year period following termination of his employment, and the foregoing severance is conditioned upon his compliance with such covenant not to compete with the Company and the execution of a release in favor of the Company.

We have a retention agreement with Messrs. Faris, Braun, and McGuire, under which the Company will continue to pay them their base salary and health insurance benefits for a period of nine months following termination of employment for any reason other than cause, death or disability including by SRI without cause or by Mr. Woodard for good reason within one year of a change in control. Under their retention agreement, the consummation of the transactions contemplated in the Merger Agreement would constitute a change in control. For purposes of their retention agreement, “cause” generally includes executive’s being charged with a felony, disclosure of our trade secrets or other confidential information, or misconduct, insubordination or violation of Company policies. Messrs. Faris, Braun, and McGuire also entered into a non-competition and confidentiality agreement with the Company, pursuant to which Messrs. Faris, Braun and McGuire are prohibited from competing with the Company during the one-year period following termination of their employment, and the foregoing severance is conditioned upon their compliance with such competition and confidentiality agreement and their execution of a release in favor of the Company.

If Mr. Woodard had been terminated for any reason other than for cause, death or disability on December 31, 2011, which was the last business day of the Company’s 2011 fiscal year, Mr. Woodard would have received the following severance benefits in accordance with the procedures outlined above: twelve months’ base salary equal to $386,250, and payment of health insurance premiums by the Company in the aggregate amount of $12,695 (which represents 100 percent of the annual health insurance premiums).

If Mr. Faris had been terminated for any reason other than for cause, death or disability on December 31, 2011, which was the last business day of the Company’s 2011 fiscal year, Mr. Faris would have received the following severance benefits pursuant to his retention agreement: nine months’ base salary equal to $177,677, a cash award under our management incentive bonus plan and payment of health insurance premiums by the Company in the aggregate amount of $13,232 (which represents 75 percent of the annual health insurance premiums).

If Mr. Braun had been terminated for any reason other than for cause, death or disability on December 31, 2011, which was the last business day of the Company’s 2011 fiscal year, Mr. Braun would have received the following severance benefits pursuant to his retention agreement: nine months’ base salary equal to $193,125, a cash award under our management incentive bonus plan and payment of health insurance premiums by the Company in the aggregate amount of $13,232 (which represents 75 percent of the annual health insurance premiums).

If Mr. McGuire had been terminated for any reason other than for cause, death or disability on December 31, 2011, which was the last business day of the Company’s 2011 fiscal year, Mr. McGuire would have received the following severance benefits pursuant to his retention agreement: nine months’ base salary equal to $175,098, a cash award under our management incentive bonus plan and payment of health insurance premiums by the Company in the aggregate amount of $13,232 (which represents 75 percent of the annual health insurance premiums).

Change in Control Arrangements and Termination Due to Death

Our 2004 Stock Compensation Plan and 2009 Stock Compensation Plan provide that all grants under these plans vest on a change in control of the Company and grants of restricted stock vest upon the recipient’s death. If a change in control occurs, the Company may elect to cancel participants’ options and instead pay to them the difference between the exercise price of such options and the fair market value of the Shares issuable on the exercise thereof. For these purposes, a “change in control” generally occurs when:

•	our shareholders approve a liquidation of the Company, a sale of all or substantially all of the Company’s assets or certain mergers or consolidations of the Company; or

•

if during any two consecutive years, individuals who at the beginning of the period constitute our Board of Directors cease for any reason to constitute at least a majority of our Board of Directors, except for individuals whose election or nomination for election was previously approved by at least two-thirds of the directors who were directors at the beginning of the period or whose nomination for election was previously so approved.

If a change in control occurred on December 31, 2011, which was the last business day of the Company’s 2011 fiscal year, 275,000 options held by Mr. Woodard would have vested, resulting in an aggregate dollar amount realizable by Mr. Woodard equal to $271,750, 86,000 options held by Mr. Faris would have vested, resulting in an aggregate dollar amount realizable by Mr. Faris equal to $130,030, 65,000 options held by Mr. Braun would have vested, resulting in an aggregate dollar amount realizable by Mr. Braun equal to $168,100, and 142,500 options held by Mr. McGuire would have vested, resulting in an aggregate dollar amount realizable by Mr. McGuire equal to $69,725. For purposes of the foregoing calculation, the aggregate dollar value realizable with respect to option shares that vest upon a change in control is derived by multiplying (A) the number of securities underlying such options by (B) the difference between (i) the closing price of the Common Stock on the date of change in control and (ii) the per share option exercise price. The aggregate dollar value realizable with respect to restricted stock that vests upon a change in control or death is determined by multiplying the number of shares of such stock by the closing price of the Common Stock on the date of change in control or termination due to death.

Golden Parachute Payments

Pursuant to Item 402(t) of Regulation S–K, we are required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in Item 8 of the Schedule 14D-9 and is incorporated herein by reference.

2011 GRANTS OF PLAN-BASED AWARDS

	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards (1)
Name		Threshold ($)	Target ($)		Maximum ($)
(a)	(b)	(c)	(d)		(e)
Gerald Woodard	—	—	$193,125	(2)	—

Mark R. Faris	—	—	$94,761	(2)	—

William J. Braun	—	—	$103,000	(2)	—

David J. McGuire	—	—	$125,000	(2)	—

(1)	Our management incentive plan is described in further detail under the heading “Performance-Based Cash Compensation and Bonuses.”
(2)	As discussed in further detail under the heading “Performance–Based Cash Compensation and Bonuses”, discretionary cash payments of $50,000 were made to Mr. Woodard and $15,000 to each of Messrs. Faris, Braun and McGuire in 2011.

Outstanding Equity Awards at Fiscal Year End

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(f)	(g)
Gerald Woodard	2/1/08	150,000	-0-	$4.50	2/1/18
	3/6/09	20,000	30,000	$0.93	3/6/19
	3/16/10	15,000	60,000	$2.79	3/16/20

Mark R. Faris	3/14/07	20,000	5,000	$4.60	3/14/17
	3/5/09	2,000	3,000	$0.93	3/5/19
	1/4/10	10,000	40,000	$2.12	1/4/20
	3/16/10	1,200	4,800	$2.79	3/16/20

William J. Braun	4/1/09	18,000	27,000	$1.12	4/1/19
	3/16/10	4,000	16,000	$2.79	3/16/20

David J. McGuire	3/4/04	5,000	-0-	$6.55	3/4/14
	1/5/05	15,000	-0-	$5.22	1/5/15
	2/2/05	15,000	-0-	$5.12	2/2/15
	2/5/07	16,000	4,000	$5.84	2/5/17
	3/14/07	20,000	5,000	$4.60	3/14/17
	2/1/08	18,000	12,000	$4.50	2/1/18
	3/6/09	5,000	7,500	$0.93	3/6/19
	3/16/10	4,000	16,000	$2.79	3/16/20

(1)	Except as described in the following sentence, the above option and stock awards to Gerald Woodard, Mark R. Faris, William J. Braun, and David J. McGuire vest in five equal annual installments beginning on the first anniversary of the grant date. The option award to Gerald Woodard with a grant date of February 1, 2008 vested evenly over a three-year period.

2011 OPTIONS EXERCISES AND STOCK VESTED TABLE

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
(a)	(d)	(e)
Gerald Woodard	25,000	$146,000

Mark R. Faris	-0-	-0-

William J. Braun	-0-	-0-

David J. McGuire	4,000	$23,000

(1)	The aggregate dollar amount realized upon vesting is determined by multiplying the number of Shares that vested in 2011 by the market value of the underlying Shares on the applicable vesting date.

Equity Compensation Plan Information

The following table sets forth certain information relating to our equity compensation plans as of December 31, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:
1995 Stock Option Plan	10,500		$6.75	—
1996 Non-Employee Director Plan	60,000		$7.48	—
1998 Stock Option Plan	242,000		$5.77	—
2004 Stock Compensation Plan	917,950		$2.85	4,100
2009 Stock Compensation Plan	81,000		$5.19	591,000
Total	1,461,450		$3.87	595,100
Equity compensation plans not approved by security holders:	150,000	(1)	$4.50	—
Total	1,611,450		$3.87	595,100

(1)	As of December 31, 2011, there were 150,000 Shares issuable upon the exercise of outstanding options granted to Gerald Woodard as an inducement grant made outside of our equity compensation plans pursuant to an exemption from NASDAQ’s shareholder approved requirements under Section 4350(i)(1)(A)(iv) of the NASDAQ Marketplace Rules.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Information Statement.

THE COMPENSATION COMMITTEE

James T. Boosales (chair)
Charles W. Federico
Charles T. Orsatti

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We had a procurement agreement with Standard Textile Co., Inc. under which we agreed to purchase approximately 90% of our reusable surgical products from Standard Textile through August 2008. We are currently working with Standard Textile on a month-to-month basis. Standard Textile is one of our shareholders – see “Security Ownership of Certain Beneficial Owners and Management.” We are not bound to purchase any minimum quantity of products from Standard Textile. During 2010 and 2011, we purchased products from Standard Textile for approximately $4.1 million and $3.3 million, respectively.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of June 4, 2012 (the “Specified Date”), with respect to: (i) each of our directors, nominees and the executive officers named in the “Summary Compensation Table” above, (ii) all of our directors and executive officers, as a group, as defined in the Exchange Act, and (iii) each person known by us to own beneficially more than five percent of our Common Stock.

The number and percentage of Shares beneficially owned is determined under rules of the SEC, and the information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any Shares for which the individual has sole or shared voting power or investment power and also any Shares that the individual has the right to acquire within 60 days of the Specified Date through the exercise of any stock option or other right. Unless otherwise indicated, we believe all persons listed below have sole voting and investment power with respect to all Shares beneficially owned by them. A total of 6,503,128 Shares were issued and outstanding as of the Specified Date.

Beneficial Owner (1)	Class of Stock	Shares Beneficially Owned	Percentage of Class Beneficially Owned
James T. Boosales(2)	Common	734,246	11.3%
Wayne R. Peterson(3)	Common	283,572	4.4%
Gerald Woodard(4)	Common	235,000	3.6%

William J. Braun(5)	Common	141,660	2.2%
David J. McGuire(6)	Common	140,228	2.2%
James M. Emanuel (7)	Common	79,000	1.2%
Charles W. Federico(8)	Common	55,000	*

Mark R. Faris(9)	Common	51,400	*
Charles T. Orsatti(10)	Common	42,000	*
Michael D. Israel(11)	Common	20,833	*
MicroCapital LLC	Common	599,480	9.2%
Heartland Advisors, Inc.	Common	560,000	8.6%
Dimensional Fund Advisors LP	Common	407,735	6.3%
Standard Textile Co., Inc.	Common	349,667	5.4%
David Callan	Common	343,600	5.3%

Henry Investment Trust LP	Common	340,300	5.2%

All directors and executive officers as a group (10 persons)(12)	Common	1,782,939	27.4%

*	Less than 1%
(1)

The business address for James T. Boosales, Wayne R. Peterson, N. Gerald Woodard, William J. Braun, David J. McGuire, James M. Emanuel, Charles W. Federico, Mark R. Faris, Charles T. Orsatti, and Michael D. Israel is 12425 Race Track Road, Tampa, Florida 33626. The business address for the Estate of Lee R. Kemberling is 11500 47th Street North, Clearwater, Florida 34622. The business address for Heartland Advisors, Inc. is 789 N. Water Street, Milwaukee, Wisconsin 53202. The business address for MicroCapital LLC is 167 Old Post Road, Southport, Connecticut 06890. The business address for Dimensional Fund Advisors LP is 6300 Bee Cave Road, Austin, Texas 78746. The business address for Standard Textile Co., Inc. is One Knollcrest Drive, Cincinnati, Ohio 45237. The business address for David Callan is 13771 N. Fountain Hills Blvd, Suite 114-230, Fountain Hills, AZ 85268. The business address for Henry Investment Trust LP is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103.

(2)	This amount includes 12,500 Shares directly owned by James T. Boosales, 50,000 Shares directly owned by Bonny Boosales, Mr. Boosales’ wife, and 622,246 Shares owned by the Boosales Family Limited Partnership, a Colorado limited partnership, of which Mr. Boosales and Mrs. Boosales, as tenants by the entireties, act as the general partner. This amount also includes 49,500 Shares issuable on exercise of stock options that are held by Mr. Boosales and currently exercisable or will become exercisable within 60 days. Mr. Boosales has shared voting and investment power with respect to all of the Shares beneficially owned by Mr. Boosales.
(3)	This amount includes 42,608 Shares owned by the Wayne R. Peterson Grantor Retained Annuity Trust, of which Mr. Peterson is trustee, 42,609 Shares owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Theresa Peterson, Mr. Peterson’s wife, is trustee, 31,044 Shares owned by Mr. and Mrs. Peterson as tenants by the entireties, and 127,811 Shares owned by Peterson Partners, Ltd., a Colorado limited partnership, of which Peterson Holdings, Inc., a Colorado corporation, is the general partner. Mr. and Mrs. Peterson jointly own all of the issued and outstanding voting stock of Peterson Holdings, Inc. This amount also includes 39,500 Shares issuable on exercise of stock options that are held by Mr. Peterson and currently exercisable or will become exercisable within 60 days. Mr. Peterson has shared voting and investment power with respect to the following Shares: 42,609 Shares owned by the Theresa A. Peterson Grantor Retained Annuity Trust, 31,044 Shares owned by Mr. and Mrs. Peterson as tenants by the entireties, and 127,811 Shares owned by Peterson Partners, Ltd.
(4)	Includes 210,000 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(5)	Includes 35,000 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(6)	Includes 119,500 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(7)	Includes 69,000 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(8)	Includes 50,000 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(9)	Includes 50,400 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(10)	Includes 42,000 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(11)	Includes 20,833 Shares issuable on exercise of stock options that are currently exercisable or will become exercisable within 60 days.
(12)	Includes Shares beneficially owned by Messrs. Boosales, Peterson, Woodard, Braun, McGuire, Emanuel, Federico, Faris, Orsatti and Israel.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who own ten percent or more of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Those officers, directors and ten percent or more shareholders are also required by SEC rules to furnish us with copies of all such forms that they file.

Based solely on our review of the copies of such forms received by us, we believe that during 2011, all Section 16(a) filing requirements applicable to our officers, directors, and ten percent or more shareholders were satisfied, except that, due to an administrative error, a Form 4 was not filed within the required time period to report a disposition of Shares by James T. Boosales on July 15, 2011.